EXHIBIT 99.1

News for Immediate Release

Electrovaya to Present at Upcoming Investor Conferences in March

Toronto, ON / March 5, 2024 / Electrovaya Inc. ("Electrovaya" or the "Company") (NASDAQ:ELVA)(TSX:ELVA), a leading lithium-ion battery technology and manufacturing company, today announced that Dr. Raj DasGupta, Electrovaya's CEO will be attending the following upcoming investor conferences in March:

Event: 36th Annual Roth Conference

Date: March 17-19, 2024

Location: The Ritz Carlton Laguna Niguel in Dana Point, CA

Format:  Presentation and 1x1’s

For more information on the 36th Annual ROTH Conference, or to schedule a one-on-one meeting with Electrovaya’s management, please contact your ROTH representative or visit www.roth.com/oc2024

Event:  Piper Sandler 24th Annual Energy Conference

Date:  March 18-20, 2024

Location:  Waldorf Astoria, Las Vegas, NV

Format:  1x1 Meetings on Wed., March 20th

To schedule a 1x1 meeting, please contact your Piper Sandler representative.

Investor and Media Contact:

Jason Roy

Director, Corporate Development and Investor Relations

Electrovaya Inc.

jroy@electrovaya.com

905-855-4618

Brett Maas

Hayden IR

elva@haydenir.com

646-536-7331

About Electrovaya Inc.

Electrovaya Inc. (NASDAQ:ELVA)(TSX:ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries and battery systems for energy storage and heavy duty electric vehicles based on its Infinity Battery Technology Platform. This technology offers enhanced safety and industry leading battery longevity. The Company is also developing next generation solid state battery technology at its Labs division. Headquartered in Ontario, Canada, Electrovaya has two operating sites in Canada and has acquired a 52-acre site with a 135,000 square foot manufacturing facility in New York state for its planned gigafactory. To learn more about Electrovaya, please explore www.electrovaya.com.

SOURCE: Electrovaya, Inc.